UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 15)1

The Steak n Shake Company
(Name of Issuer)

Common Stock, $.50 Par Value
(Title of Class of Securities)

857873-10-3
(CUSIP Number)

Sardar Biglari
c/o The Lion Fund, L.P.
9311 San Pedro Avenue, Suite 1440
San Antonio, Texas 78216
(210) 344-3400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Sardar Biglari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,797,550
	8	SHARED VOTING POWER 77,231
	9	SOLE DISPOSITIVE POWER 1,797,550
	10	SHARED DISPOSITIVE POWER 77,231
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,874,781
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Western Sizzlin Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 289,090
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 289,090
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 289,090
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Western Investments Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 114,090
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 114,090
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,090
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Western Acquisitions L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 114,090
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 114,090
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,090
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON The Lion Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,508,460
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,508,460
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,508,460
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Biglari Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,508,460
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,508,460
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,508,460
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Western Mustang Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 175,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 175,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Mustang Capital Advisors, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 175,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 175,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Mustang Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 175,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 175,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON John K. H. Linnartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,843
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 30,843
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,843
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Mustang Capital Partners I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 145,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 145,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Mustang Capital Partners II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 30,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Philip L. Cooley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 77,231
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 77,231
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,231
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Jonathan Dash
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,664
	8	SHARED VOTING POWER 358,542
	9	SOLE DISPOSITIVE POWER 20,664
	10	SHARED DISPOSITIVE POWER 358,542
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 379,206
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Dash Acquisitions LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 358,542
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 358,542
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,542
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 857873-10-3

The following constitutes Amendment No. 15 (“Amendment No. 15”) to the Schedule 13D filed by the undersigned.  This Amendment No. 15 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

On November 16, 2009, Jonathan Dash, Dash Acquisitions and John K. H. Linnartz ceased to be members of the Section 13(d) group comprised of the Reporting Persons with respect to their beneficial ownership of securities of the Issuer.  Accordingly, there is no longer any agreement or understanding between Jonathan Dash, Dash Acquisitions and John K. H. Linnartz and any other Reporting Person for the purpose of acquiring, holding, voting or disposing of any securities of the Issuer.  As a result, Jonathan Dash, Dash Acquisitions and John K. H. Linnartz will cease to be Reporting Persons immediately after the filing of this statement.  The remaining Reporting Persons, the Lion Fund, BCC, Sardar Biglari, WSC, Western Acquisitions, Western Investments, Philip Cooley, MCPI, MCPII, MCA, MCM and WMH, will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer, to the extent required by applicable law.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the Shares owned directly by the Lion Fund is $16,586,024.  Of the 1,508,460 Shares owned directly by the Lion Fund, 1,074,000 Shares were acquired with the working capital of the Lion Fund and 434,460 Shares were received in the Lion Fund’s capacity as a stockholder of WSC pursuant to a special dividend by WSC payable to stockholders of WSC on a pro-rata basis, for no consideration, in accordance with the terms of that certain merger agreement, dated October 22, 2009, by and between WSC and the Issuer (the “Special Dividend”).

The aggregate purchase price of the Shares owned directly by Western Acquisitions is approximately $787,846.  The Shares owned directly by Western Acquisitions were acquired with the working capital of Western Acquisitions.

The aggregate purchase price of the Shares owned directly by MCPI is approximately $1,500,641.  The Shares owned directly by MCPI were acquired with the working capital of MCPI.

The aggregate purchase price of the Shares owned directly by MCPII is approximately $310,525.  The Shares owned directly by MCPII were acquired with the working capital of MCPII.

The aggregate purchase price of the Shares owned directly by Philip L. Cooley and owned directly by Philip L. Cooley’s spouse, Sandy Cooley who shares the same business address as Philip L. Cooley, which he may also be deemed to beneficially own is approximately $493,097.  Of the 77,231 Shares beneficially owned by Philip L. Cooley, 56,000 Shares were acquired with Philip L. Cooley’s personal funds, 11,000 Shares were acquired with his spouse’s personal funds, 500 Shares were acquired with the working capital of BCC and subsequently gifted to Philip L. Cooley, 6,608 Shares were received pursuant to the Special Dividend and 3,123 Shares were awarded to Philip L. Cooley in his capacity as a director of the Issuer pursuant to the Issuer’s 2008 Equity Incentive Plan (897 of such Shares vest over a two year period ending February 13, 2011, the restriction on transfer for 1,000 of such Shares expires on March 12, 2011 and the restriction on transfer for 1,226 of such Shares expires on October 19, 2010).

CUSIP NO. 857873-10-3

The aggregate purchase price of the Shares that may be deemed to be beneficially owned by Dash Acquisitions is approximately $3,386,507.  Of the 358,542 Shares that may be deemed to be beneficially owned by Dash Acquisitions, 265,195 Shares were acquired with the funds of clients of Dash Acquisitions and 93,347 Shares were received pursuant to the Special Dividend.

The aggregate purchase price of the Shares that Jonathan Dash owns directly is approximately $73,815.  Of the 20,664 Shares owned directly by Jonathan Dash, 7,000 Shares were acquired with Jonathan Dash’s personal funds and 13,664 Shares were received pursuant to the Special Dividend.

The Lion Fund, WSC, Western Acquisitions, MCPI and MCPII effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a-e) The aggregate percentage of Shares reported owned by each person named herein is based upon 28,812,934 Shares outstanding, which is the total number of Shares outstanding as of August 5, 2009 as reported in Amendment No. 1 to Form 10-Q of the Issuer filed with the Securities and Exchange Commission on August 11, 2009.

As of the date hereof, the Lion Fund owns directly 1,508,460 Shares, constituting approximately 5.2% of the Shares outstanding.  By virtue of their relationships with the Lion Fund discussed in further detail in Item 2, each of BCC and Sardar Biglari may be deemed to beneficially own the Shares owned by the Lion Fund.

As of the date hereof, Western Acquisitions owns directly 114,090 Shares, constituting less than 1% of the Shares outstanding.  By virtue of their relationships with Western Acquisitions discussed in further detail in Item 2, each of Western Investments, WSC and Sardar Biglari may be deemed to beneficially own the Shares owned by Western Acquisitions.

As of the date hereof, John K. H. Linnartz directly owns 30,843 Shares, constituting less than 1% of the Shares outstanding.

CUSIP NO. 857873-10-3

As of the date hereof, MCPI owns directly 145,000 Shares, constituting less than 1% of the Shares outstanding.  By virtue of their relationships with MCPI discussed in further detail in Item 2, each of MCA, MCM, WMH, WSC and Sardar Biglari may be deemed to beneficially own the Shares owned by MCPI.

As of the date hereof, MCPII owns directly 30,000 Shares, constituting less than 1% of the Shares outstanding.  By virtue of their relationships with MCPII discussed in further detail in Item 2, each of MCA, MCM, WMH, WSC and Sardar Biglari may be deemed to beneficially own the Shares owned by MCPII.

As of the date hereof, Philip L. Cooley beneficially owns 77,231 Shares, constituting less than 1% of the Shares outstanding, consisting of 11,000 Shares owned directly by Philip L. Cooley’s spouse that Philip L. Cooley may be deemed to beneficially own and 66,231 Shares Philip L. Cooley owns directly.  Sardar Biglari shares with Philip L. Cooley the power to vote and dispose of the Shares beneficially owned by Philip L. Cooley and therefore Sardar Biglari may be deemed to beneficially own such Shares.

As of the date hereof, Jonathan Dash directly owns 20,664 Shares, constituting less than 1% of the Shares outstanding.

As of the date hereof, Dash Acquisitions and Jonathan Dash may be deemed to beneficially own 358,542 Shares, constituting approximately 1.2% of the Shares outstanding, which are held in client accounts managed by Dash Acquisitions over which Jonathan Dash has investment discretion.

An aggregate of 2,284,830 Shares, constituting approximately 7.9% of the Shares outstanding, are reported in this statement.

On September 8, 2009, the Lion Fund purchased in the open market 25,000 Shares at a price per Share of $11.5134.

On October 13, 2009, Western Acquisitions made an in-kind distribution of an aggregate of 116,649 Shares to certain limited partners of Western Acquisitions for no consideration.

On November 6, 2009, in connection with the Special Dividend, (i) the Lion Fund received an aggregate of 434,460 Shares, (ii) Philip L. Cooley received an aggregate of 6,608 Shares, (iii) John K. H. Linnartz received an aggregate of 30,843 Shares, (iv) Jonathan Dash received an aggregate of 13,664 Shares and (v) Dash Acquisitions received an aggregate of 93,347 Shares.

By virtue of his relationships with the other Reporting Persons discussed in further detail in Item 2, Sardar Biglari may be deemed to have the sole power to vote and dispose of the Shares beneficially owned by the Reporting Persons, other than the Shares beneficially owned by Philip L. Cooley, Dash Acquisitions, Jonathan Dash and John K. H. Linnartz.  Sardar Biglari shares with Philip L. Cooley the power to vote and dispose of the Shares beneficially owned by Philip L. Cooley.  Jonathan Dash has the sole power to vote and dispose of the Shares he owns directly and shared power to vote and dispose of the Shares held in client accounts of Dash Acquisitions.  John K. H. Linnartz has the sole power to vote and dispose of the Shares he owns directly.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares except for Philip L. Cooley’s spouse with respect to the 11,000 Shares she owns directly and the clients of Dash Acquisitions with respect to the 358,542 Shares held in their Dash Acquisitions accounts.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

CUSIP NO. 857873-10-3

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2009	THE LION FUND, L.P.

	By:	Biglari Capital Corp. General Partner

	By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

BIGLARI CAPITAL CORP.

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

WESTERN ACQUISITIONS L.P.

By:	Western Investments Inc. General Partner

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

WESTERN INVESTMENTS INC.

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

/s/ Sardar Biglari
SARDAR BIGLARI

WESTERN SIZZLIN CORP.

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

CUSIP NO. 857873-10-3

MUSTANG CAPITAL PARTNERS I, LP

By:	Mustang Capital Advisors, LP Investment Manager and General Partner

By:	Mustang Capital Management, LLC General Partner

By:	Western Mustang Holdings LLC Controlling Stockholder

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

MUSTANG CAPITAL PARTNERS II, LP

By:	Mustang Capital Advisors, LP Investment Manager and General Partner

By:	Mustang Capital Management, LLC General Partner

By:	Western Mustang Holdings LLC Controlling Stockholder

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

MUSTANG CAPITAL ADVISORS, LP

By:	Mustang Capital Management, LLC General Partner

By:	Western Mustang Holdings LLC Controlling Stockholder

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

MUSTANG CAPITAL MANAGEMENT, LLC

By:	Western Mustang Holdings LLC Controlling Stockholder

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

CUSIP NO. 857873-10-3

/s/ Sardar Biglari
SARDAR BIGLARI as Attorney-In-Fact for John K. H. Linnartz

WESTERN MUSTANG HOLDINGS LLC

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney-In-Fact for Philip L. Cooley

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney-In-Fact for Jonathan Dash

DASH ACQUISITIONS LLC

By:	/s/ Sardar Biglari
Sardar Biglari as Attorney-In-Fact for Jonathan Dash, President